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                                                                    Exhibit 12.1



               Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals).


                                                For the                                         For the
                                            Nine months ended                         For the twelve months ended
                                          ----------------------    -----------------------------------------------------------
                                             2001         2000         2000         1999         1998        1997        1996
                                          ---------    ---------    ---------    ---------    ---------   ---------   ---------
Earnings ..............................   $(217,243)   $ 125,717    $ 142,307    $  94,755    $ 266,306   $ 271,078   $ 249,725
Add:
Income taxes ..........................     (40,585)     (35,854)     (43,738)     (43,784)      10,746      17,646           -
Fixed charges:
Interest expense ......................       9,694        9,764       13,029       12,903        1,051           -           -
One third of rental payments ..........       2,400        2,250        3,070        2,800        1,900         830         100

Earnings before income taxes and fixed
charges ...............................   $(245,734)   $ 101,877    $ 114,668    $  66,674    $ 280,003   $ 289,554   $ 249,825
                                          =========    =========    =========    =========    =========   =========   =========

Fixed charges:
Interest expense ......................       9,694        9,764       13,029       12,903        1,051           -           -
One third of rental payments ..........       2,400        2,250        3,070        2,800        1,900         830         100

Total fixed charges ...................      12,094       12,014       16,099       15,703        2,951         830         100

Preference share dividends* ...........      15,000       15,000       20,000       20,000       20,000       9,555           -

Total fixed charges ...................   $  27,094    $  27,014    $  36,099    $  35,703    $  22,951   $  10,385   $     100
                                          =========    =========    =========    =========    =========   =========   =========

Ratio of earnings to fixed charges ....          NM         8.48         7.12         4.25        94.88      348.86    2,498.25
                                          =========    =========    =========    =========    =========   =========   =========

Ratio of earnings to combined fixed
charges and preference share dividends           NM         3.77         3.18         1.87        12.20       27.88    2,498.25
                                          =========    =========    =========    =========    =========   =========   =========


NM: Not meaningful. The ratios for the nine-month period ended September 30, 2001 are not meaningful due to the net loss which PartnerRe reported for the period, which included losses related to the terrorist attacks of September 11, 2001.

*Dividends have not been tax effected because they are presumed to be paid out of a Bermuda entity whose tax rate is zero.